SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: April 30, 2003	By	/S/ S.J. Cheng
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

2

EXHIBITS

Exhibit Number

1.1	Selected Unaudited Consolidated Financial Data of ChipMOS TECHNOLOGIES (Bermuda) LTD. as of December 31, 2002.

1.2	Selected Unaudited Consolidated Financial Data of ChipMOS TECHNOLOGIES (Bermuda) LTD. for the three months ended and as of March 31, 2003.

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Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data

(In Thousands, Except Earnings Per Share and Par Value Data)

	Twelve Months Ended Dec. 31, 2002
	NT$	US$
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues	6,525,935	188,917
Gross profit	(185,771)	(5,378)
Net income	(223,066)	(6,457)
Earnings per share	(3.79)	(0.11)

	As of Dec. 31, 2002
	NT$	US$
Consolidated Balance Sheet Data:
ROC GAAP:
Total Assets	17,836,620	512,561
Total Liabilities	10,389,135	298,547
Capital Stock.	19,233	553
— Par value US$0.01
— Issued 58,873 thousand shares
Capital Surplus	7,645,967	219,718
Total Shareholders’ Equity	7,447,486	214,014

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data in Connection with

Related Party Transactions with Mosel Vitelic Inc.

	Twelve Months Ended Dec. 31, 2002
	NT$	US$
	(in thousands)
Consolidated Statement of Income Data:
ROC GAAP:
Sales	2,285,348	66,157
Rental revenue	8,800	255
Administrative expenses	4,550	132
Rental expense	2,811	81
Other non-operating income	—	—

	As of Dec. 31, 2002
	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
ROC GAAP:
Accounts receivable	759,484	21,825
Deferred assets	—	—
Other receivable	4,347	125
Other payable	1,158	33

Note	1: References to “US$” and “U.S. dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This information contains translations of certain NT dollars amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York as of Dec 31, 2002, which was NT$34.799 to US$1.00. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at any particular rate or at all.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

(“ChipMOS Bermuda”)

Related Information of Investees

Dec. 31, 2002 (Unaudited)

(In Thousands of New Taiwan Dollars)

1.	Names, Location and Other Information of Investees for Whom the Company Exercises Significant Influence

				Original Investment Amount		Balance as of Dec 31, 2002			Net Income (Loss) of the Investee	Investment Gain(Loss)
Investor	Investee	Location	Main Business and Products	Dec 31, 2002	Dec.31, 2001	Shares	Percentage of Ownership	Carrying Value

ChipMOS TECHNOLOGIES (Bermuda)LTD.	ChipMOS TECHNOLOGIES INC.	HsinChu Taiwan	Research, development, manufacture, testing and packaging of integrated circuits	8,772,388	8,708,825	624,057	70.34%	6,847,738	(1,272,779)	(887,444)
ChipMOS TECHNOLOGIES (Bermuda)LTD.	ChipMOS Far East Limited	Hong Kong	Trading	—	—	—	100%	—	—	—
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Tokyo Japan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi— conductor integrated circuits and electronic parts	2,699	2,699	0.2	100%	(914)	791	791
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Sunnyvale U.S.A	Research, development, Marketing and distribution of Semi-conductor, integrated circuits, and electronic related Products	3,088	3,088	50	100%	(8,835)	1,011	1,011
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	HsinChu Taiwan	Manufacture, design, distribution and sale of electronic product	300,000	300,000	30,000	25%	51,564	(6,852)	(1,712)

				Original Investment Amount		Balance as of Dec 31, 2002			Net Income (Loss) of the Investee	Investment Gain(Loss)
Investor	Investee	Location	Main Business and Products	Dec 31, 2002	Dec.31, 2001	Shares	Percentage of Ownership	Carrying Value

ChipMOS TECHNOLOGIES INC.	CHANTEK ELECTRONIC CO.,LTD.	Hsinchu Taiwan	testing and packaging of integrated circuits, sale of electronic product	213,789	—	118,772	34%	117,314	(1,159,989)	(90,921)
ChipMOS TECHNOLOGIES INC.	ThaiLin Semiconductor Corp.	Hsinchu Taiwan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi—conductor integrated circuits and electronic parts	668,407	—	83,551	41.78%	666,039	(499,368)	(2,368)

2.	Purchase from or Sales to Related Parties

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
Investee	Related Party	Nature of Relationship	Purchase / Sale	Amount	Percentage to Total	Payment Term	Unit Price	Payment Term	Dec 31, 2002	Percentage To Total

ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	Sale	2,285,348	35.02%	Net 90 days from monthly closing date	—	Net 30-60 days from monthly closing	759,484	67.85%
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 7.71% of outstanding shares of Ultima Electronics Corp.	Sale	1,218,265	18.67%	Net 90 days from monthly closing date	—	Net 30-60 days from monthly closing	331,940	29.65%

3.	Receivables from Related Parties

					Overdue		Amount Received in Subsequent period	Allowance For Bad Debts
Investee	Related Party	Nature of Relationship	Dec. 31, 2002	Turnover Rate	Amount	Overdue Action Taken
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	759,484	2.89	—	—	374,526	—
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 7.71% of outstanding shares of Ultima Electronics Corp.	331,940	3.45	—	—	230,847	—

4.	Marketable Securities Held

				Dec 31, 2002
Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value

ChipMOS TECHNOLOGIES (Bermuda) LTD.	ChipMOS TECHNOLOGIES INC.	Subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD.	Long-term Investment	624,057	6,847,738	70.34%	6,846,825
ChipMOS TECHNOLOGIES (Bermuda) LTD.	ChipMOS Far East Limited	Subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD.	Long-term Investment	—	—	100%	—
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	0.2	(914)	100%	(915)
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	50	(8,835)	100%	(8,837)
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	30,000	51,564	25%	51,605

				Dec 31, 2002
Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value

ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	18,586	218,099	7.71%	331,016
ChipMOS TECHNOLOGIES INC.	CHANTEK ELECTRONIC CO.,LTD.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	118,772	117,314	34%	214,977
ChipMOS TECHNOLOGIES INC.	ThaiLin Semiconductor Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	83,551	666,039	41.78%	563,134
ChipMOS TECHNOLOGIES INC.	Best Home Corp. Ltd.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	5,990	89,850	19.91%	67,343
ChipMOS TECHNOLOGIES INC.	Sun-Fund Securities LTD	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	20,000	299,000	16.67%	176,964
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	NA	Short-term Investment	15,623	227,230	—	227,230
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	NA	Short-term Investment	4,737	63,056	—	63,056
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	NA	Short-term Investment	26,413	302,341	—	302,341
ChipMOS TECHNOLOGIES INC.	TAI-YU LONG RIVER BOND FUND	NA	Short-term Investment	2,567	28,493	—	28,493
ChipMOS TECHNOLOGIES INC	SOLOMON FUND	NA	Short-term Investment	16,425	180,000	—	180,000
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Mosel indirectly owns 64% of outstanding shares of ChipMOS Bermuda	Short-term Investment	13,396	242,416	—	73,812

5.	Acquisition or Disposal of Marketable Securities

			December 31, 2001		Acquisition		Disposal				Dec 31, 2002
Company Name	Marketable Securities Type And Name	Accounts of Financial Statement	Shares	Amount	Shares	Amount	Shares	Amount	Carrying Value	Gain(loss) on Disposal	Shares	Amount
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	Short-term investment	2,497	35,329	82,553	1,194,142	69,427	1,004,525	1,002,241	2,284	15,623	227,230
ChipMOS TECHNOLOGIES INC.	HSBC NTD MONEY MANAGEMENT FUND 2	Short-term investment	1,620	21,055	23,232	305,142	24,852	327,115	326,197	918	—	—
ChipMOS TECHNOLOGIES INC.	UBS TAIWAN BOND FUND	Short-term investment	1,706	23,359	22,825	316,580	24,531	341,058	339,939	1,119	—	—
ChipMOS TECHNOLOGIES INC.	ASIA PACIFIC BOND FUND	Short-term investment	4,305	50,167	50,875	603,154	55,180	655,120	653,321	1,799	—	—
ChipMOS TECHNOLOGIES INC.	FIRST GLOBAL WANTAI ASSETS INCOME FUND	Short-term investment	11,827	152,288	15,699	204,367	27,526	358,128	356,655	1,473	—	—
ChipMOS TECHNOLOGIES INC.	TA CHONG BOND FUND	Short-term investment	5,224	62,218	22,405	272,022	27,629	335,206	334,240	966	—	—
ChipMOS TECHNOLOGIES INC.	TA CHONG GALLOP BOND FUND	Short-term investment	—	—	9,848	100,000	9,848	100,160	100,000	160	—	—
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	Short-term investment	3,431	44,356	70,896	936,890	69,590	919,914	918,190	1,724	4,737	63,056
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	Short-term investment	4,111	45,765	144,909	1,647,002	122,607	1,393,093	1,390,426	2,667	26,413	302,341
ChipMOS TECHNOLOGIES INC.	TAI-YU LONG RIVER BOND FUND	Short-term investment	10,128	109,223	136,380	1,501,639	143,941	1,584,978	1,582,369	2,609	2,567	28,493

			December 31, 2001		Acquisition		Disposal				Dec 31, 2002
Company Name	Marketable Securities Type And Name	Accounts of Financial Statement	Shares	Amount	Shares	Amount	Shares	Amount	Carrying Value	Gain(loss) on Disposal	Shares	Amount

ChipMOS TECHNOLOGIES INC.	SOLOMON FUND	Short-term investment	6,767	72,107	63,374	690,233	53,716	584,207	582,340	1,867	16,425	180,000
ChipMOS TECHNOLOGIES INC.	TRUSWELL BOND FUND	Short-term investment	—	—	25,026	297,249	25,026	297,915	297,249	666	—	—
ChipMOS TECHNOLOGIES INC.	NAM Fund	Short-term investment	—	—	324	138,875	324	139,341	138,875	466	—	—
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Short-term investment	—	—	13,396	242,416	—	—	—	—	13,396	242,416
ChipMOS TECHNOLOGIES INC.	ThaiLin Semiconductor Corp.	Long-term investment	—	—	83,551	668,407	—	—	2,368 (Note1)	—	83,551	666,039
ChipMOS TECHNOLOGIES INC.	Sun-Fund Securities LTD	Long-term investment	—	—	20,000	299,000	—	—	—	—	20,000	299,000
ChipMOS TECHNOLOGIES INC.	CHANTEK ELECTRONIC CO.,LTD.	Long-term investment	—	—	118,772	213,789	—	—	96,475 (Note1.2)	—	118,772	117,314

Note 1:Long-term investment loss.

Note 2:The variance of the net asset value.

6.	Endorsement and Guarantee Provided

Collateral Provider	Counter Party		Limitation on Collateral	Maximum Balance for the period	Dec 31, 2002	Amount of properties guaranteed by collateral	% of accumulated amount of collateral on net equity of the latest financial statement
	Name	Relationship with ChipMOS Bermuda
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	$11,680,680	$600,000	$600,000	$600,000	6.16%

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data

(In Thousands, Except Earnings Per Share and Par Value Data)

	Three Months Ended Mar. 31, 2003
	NT$	US$
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues	1,699,262	49,005
Gross profit	68,845	1,985
Net income	(107,301)	(3,094)
Earnings per share	(1.82)	(0.05)

	As of Mar. 31, 2003
	NT$	US$
Consolidated Balance Sheet Data:
ROC GAAP:
Total Assets	18,408,613	530,187
Total Liabilities	11,066,388	318,723
Capital Stock.	19,233	554
— Par value US$0.01
— Issued 58,873 thousand shares
Capital Surplus	7,645,967	220,212
Total Shareholders’ Equity	7,342,225	211,464

1

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Selected Unaudited Consolidated Financial Data in Connection with

Related Party Transactions with Mosel Vitelic Inc.

	Three Months Ended Mar. 31, 2003
	NT$	US$
	(in thousands)
Consolidated Statement of Income Data:
ROC GAAP:
Sales	656,686	18,938
Rental revenue	1,200	35
Administrative expenses	1,289	37
Rental expense	676	19
Other non-operating income	11	—

	As of Mar. 31, 2003
	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
ROC GAAP:
Accounts receivable	1,243,287	35,808
Deferred assets	—	—
Other receivable	5,194	150
Other payable	1,797	52

Note	1: References to “US$” and “U.S. dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This information contains translations of certain NT dollars amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York as of Mar. 31, 2003, which was NT$34.721 to US$1.00. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at any particular rate or at all.

2

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

(“ChipMOS Bermuda”)

Related Information of Investees

Mar. 31, 2003 (Unaudited)

(In Thousands of New Taiwan Dollars)

1.	Names, Location and Other Information of Investees for Whom the Company Exercises Significant Influence

				Original Investment Amount		Balance as of Mar 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss)
Investor	Investee	Location	Main Business and Products	Mar. 31, 2003	Dec 31, 2002	Shares	Percentage of Ownership	Carrying Value
ChipMOS TECHNOLOGIES (Bermuda)LTD.	ChipMOS TECHNOLOGIES INC.	HsinChu Taiwan	Research, development, manufacture, testing and packaging of integrated circuits	8,772,388	8,772,388	624,057	70.34%	6,757,465	(128,297)	(90,276)
ChipMOS TECHNOLOGIES (Bermuda)LTD.	ChipMOS Far East Limited	Hong Kong	Trading	—	—	—	100%	—	—	—
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Tokyo Japan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi—conductor integrated circuits and electronic parts	2,699	2,699	0.2	100%	(795)	117	117
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Sunnyvale U.S.A	Research, development, Marketing and distribution of Semi-conductor, integrated circuits, and electronic related Products	3,088	3,088	50	100%	(8,173)	660	660
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	HsinChu Taiwan	Manufacture, design, distribution and sale of electronic product	300,000	300,000	30,000	25%	54,146	2,898	2,581

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				Original Investment Amount		Balance as of Mar. 31, 2003			Net Income (Loss) of the Investee	Investment Gaini (Loss)
Investor	Investee	Location	Main Business and Products	Mar 31, 2003	Dec 31, 2002	Shares	Percentage of Ownership	Carrying Value
ChipMOS TECHNOLOGIES INC.	CHANTEK ELECTRONIC CO.,LTD.	Hsinchu Taiwan	testing and packaging of integrated circuits, sale of electronic product	213,790	213,790	118,772	34%	99,608	(54,172)	(17,707)
ChipMOS TECHNOLOGIES INC.	ThaiLin Semiconductor Corp.	Hsinchu Taiwan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi—conductor integrated circuits and electronic parts	668,407	668,407	83,551	41.78%	631,674	(95,320)	(34,365)
ChipMOS TECHNOLOGIES INC.	Advanced Micro Chip Technology Co.,Ltd	Hsinchu Taiwan	Sale of electronic product ,International trading	31,590	—	9,183	29.43%	30,870	(5,515)	(719)

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2.	Purchase from or Sales to Related Parties

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
Investee	Related Party	Nature of Relationship	Purchase / Sale	Amount	Percentage to Total	Payment Term	Unit Price	Payment Term	Mar. 31, 2003	Percentage To Total
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	Sale	656,686	38.64%	Net 90 days from monthly closing date	—	—	1,243,287	52.29%
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 7.71% of outstanding shares of Ultima Electronics Corp.	Sale	352,160	20.72%	Net 90 days from monthly closing date	—	—	524,864	22.08%

3.	Receivables from Related Parties

					Overdue		Amount Received in Subsequent period	Allowance For Bad Debts
Investee	Related Party	Nature of Relationship	Mar. 31, 2003	Turnover Rate	Amount	Overdue Action Taken
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	1,248,481	2.61	—	—	—	—
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 7.71% of outstanding shares of Ultima Electronics Corp.	524,920	3.31	—	—	—	—

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4.	Marketable Securities Held

				Mar. 31, 2003
Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
ChipMOS TECHNOLOGIES (Bermuda) LTD.	ChipMOS TECHNOLOGIES INC.	Subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD.	Long-term Investment	624,057	6,757,465	70.34%	6,756,584
ChipMOS TECHNOLOGIES (Bermuda) LTD.	ChipMOS Far East Limited	Subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD.	Long-term Investment	—	—	100%	—
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	0.2	(795)	100%	(795)
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	50	(8,173)	100%	(8,173)
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	30,000	54,146	25%	52,330
ChipMOS TECHNOLOGIES INC.	CHANTEK ELECTRONIC CO.,LTD.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	118,772	99,608	34%	205,476
ChipMOS TECHNOLOGIES INC.	ThaiLin Semiconductor Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	83,551	631,674	41.78%	502,142
ChipMOS TECHNOLOGIES INC.	Advanced Micro Chip Technology Co.,Ltd	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	9,183	30,870	29.43%	27,129
ChipMOS TECHNOLOGIES INC.	Best Home Corp. Ltd.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	5,990	89,850	19.91%	68,074
ChipMOS TECHNOLOGIES INC.	Sun-Fund Securities LTD	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	20,000	299,000	16.67%	172,290
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Long-term Investment	18,586	218,099	7.71%	253,884

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				Mar 31, 2003
Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	NA	Short-term Investment	5,612	75,109	—	75,109
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Mosel indirectly owns 64% of outstanding shares of ChipMOS Bermuda	Short-term Investment	13,396	242,416	—	64,435

5.	Acquisition or Disposal of Marketable Securities

			December 31, 2002		Acquisition		Disposal				Mar. 31, 2003
Company Name	Marketable Securities Type And Name	Accounts of Fincial Statement	Shares	Amount	Shares	Amount	Shares	Amount	Carrying Value	Gain(loss) on Disposal	Shares	Amount
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	Short-term Investment	15,623	227,229	6,851	100,000	22,474	327,522	327,229	293	—	—
ChipMOS TECHNOLOGIES INC.	TIIM BOND FUND	Short-term Investment	4,737	63,056	15,865	212,109	14,990	200,398	200,056	342	5,612	75,109
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	Short-term Investment	26,413	302,341	4,349	50,000	30,762	352,956	352,341	615	—	—
ChipMOS TECHNOLOGIES INC.	SOLOMON FUND	Short-term Investment	16,425	180,000	11,951	131,000	28,376	311,545	311,000	545	—	—
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Short-term Investment	13,396	242,416	—	—	—	—	—	—	13,396	64,435 (Note1)

Note 1:The variance is the tax-free investment loss $177,981.

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6.	Endorsement and Guarantee Provided

Collateral Provider	Counter Party		Limitation on Collateral	Maximum Balance for the period	Mar. 31, 2003	Amount of properties guaranteed by collateral	% of accumulated amount of collateral on net equity of the latest financial statement
	Name	Relationship with ChipMOS Bermuda
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	$11,680,680	$600,000	$600,000	$600,000	$6.16%

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